State of Delaware
Secretary of State
Division of Corporations
Delivered 02:50 PM 05/10/2021
FILED 02:50 PM 05/10/2021
SR 20211681266 - File Number 3927945

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

I Got It Holdings Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is **I Got It Holdings Corp.**.

2. That a Certificate of Amendment of Certificate of Incorporation was filed by the Secretary of State of Delaware on 16th day of April, 2021 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is the total number of authorized shares is incorrect.

4. Article FOURTH of the Certificate is corrected to read as follows:
The total number of shares of stock which the corporation is authorized to issue is 150,000 shares of common stock having a par value of $0.0001 per share of which 80,000 shares shall be Common Class A; 30,000 shares shall be Common Class B; and 40,000 shares shall be Common Class C stock."

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 7th day of May, A.D. 2021.

By: ______________________
Authorized Officer

Name: Joseph A. De Perio
Print or Type

Title: Chairman of the Board